August 5, 2021

VIA EDGAR
==========
Mindy Rotter
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Zacks Trust; File Nos. 333-232634 and 811-23435

Dear Ms. Rotter,

On August 3, 2021, Zacks Trust (the “Trust” or the “Registrant”) filed a registration statement on Form N-1A (the “Registration Statement”) with respect to the Zacks Earnings Consistent Portfolio ETF (the “Fund”). On August 5, 2021, you provided oral comments to the Registration Statement. Please find below a summary of the comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.

Prospectus:

Comment 1. Please supplementally confirm that the footnote mislabeled in the fee table will be corrected in a 497 filing as soon as possible.

Response. The Registrant so confirms.

Comment 2. Please supplementally confirm that the fees and expenses presented in the fee table represent current estimated fees and expenses.

Response. The Registrant so confirms.

Comment 3. Please supplementally confirm that the number presented in the expense example is correct. If not, please provided the corrected number supplementally and confirm that it will be corrected in a 497 filing as soon as possible.

Response. The Registrant’s fund accountant has provided a corrected amount of $299 to the Registrant, which the Registrant confirms will be corrected in a 497 as soon as possible.

* * *

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
2200 Ross Avenue, Suite 5200 ■ Dallas, TX ■ Tel 214.665.3685

If you have any questions or comments, please contact the undersigned at 214.665.3685. Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle